UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

XOMA Corporation

(Name of Issuer)

Common Stock, $0.0075 par value

(Title of Class of Securities)

98419J206

(CUSIP Number)

August 24, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98419J206

1.	Names of Reporting Persons. Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,131

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,131

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6(1)

12.	Type of Reporting Person (See Instructions) CO

(1)  This percentage is calculated based on 7,598,054 shares of the Issuer’s Common Stock outstanding as of August 3, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as filed with the Securities and Exchange Commission on August 8, 2017, plus the 539,131 shares acquired by the Reporting Persons on August 24, 2017.

CUSIP No. 98419J206

1.	Names of Reporting Persons. Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 539,131

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 539,131

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,131

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6(1)

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)         Name of Issuer:

XOMA Corporation (the “Issuer”).

(b)         Address of Issuer’s Principal Executive Offices

2910 Seventh Street, Berkeley, California 94710

Item 2.

(a)         Name of Person Filing:

This Schedule 13G is filed by Novartis Pharma AG and Novartis AG. Novartis Pharma AG is the record holder of 539,131 shares of common stock of the Issuer. As the parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these shares. Novartis Pharma AG and Novartis AG are together referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated 5 September 2017, a copy of which is filed with this Schedule 13G as Exhibit B, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)         Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c)          Citizenship

Novartis AG and Novartis Pharma AG are each corporations organized under the laws of Switzerland.

(d)         Title of Class of Securities

Common Stock, $0.0075 par value

(e)          CUSIP Number

98419J206

Item 3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Novartis Pharma AG

(a)         Amount beneficially owned:  539,131

(b)         Percent of class:        6.6%

(c)          Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote:  -0-

(ii)          Shared power to vote or to direct the vote: 539,131

(iii)       Sole power to dispose or to direct the disposition of:  -0-

(iv)      Shared power to dispose or to direct the disposition of: 539,131

Novartis AG

(d)         Amount beneficially owned:  539,131

(e)          Percent of class:        6.6%

(f)           Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote:  -0-

(ii)          Shared power to vote or to direct the vote: 539,131

(iii)       Sole power to dispose or to direct the disposition of:  -0-

(iv)      Shared power to dispose or to direct the disposition of: 539,131

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5 September 2017

NOVARTIS PHARMA AG

By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

By:	/s/ Katja Roth Pellanda
Name: Katja Roth Pellanda
Title: Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit	Description

A	Evidence of Signature Authority

B	Joint Filing Agreement dated 5September 2017

EXHIBIT A

EVIDENCE OF SIGNATURE AUTHORITY

Excerpt from Commercial Register of Novartis AG:

# Commercial register of canton Basel-Stadt

| | | | |
|---|---|---|---|
| CHE-103.867.266 | Novartis AG | Basel | 6 |

All data

| In | Mo | Ca | Personal Data | Function | Signature |
|---|---|---|---|---|---|
| 5 | | 8 | ~~Bradley, Dr. Claude Glendon, Bürger der USA, in Alpharetta (Georgia USA)~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Douaze, Pierre, französischer Staatsangehöriger, in Basel~~ | | ~~joint signature at two~~ |
| 5 | | 15 | ~~Eberle, Louis, von Einsiedeln und Zürich, in Basel~~ | | ~~joint signature at two~~ |
| 5 | | 35 | ~~Grubb, Dr. Philip, britischer Staatsangehöriger, in Inzlingen (D)~~ | | ~~joint signature at two~~ |
| 5 | | 21 | ~~Gürtler, Hans Beat, von Basel, in Lupsingen~~ | | ~~joint signature at two~~ |
| 5 | | 13 | ~~Hammann, Dr. Heinz, deutscher Staatsangehöriger, in Möhlin~~ | | ~~joint signature at two~~ |
| 5 | | 23 | ~~Haring, Dr. Werner, deutscher Staatsangehöriger, in Lörrach (D)~~ | | ~~joint signature at two~~ |
| 5 | | 35 | ~~Heitz, Peter, von Basel, in Basel~~ | | ~~joint signature at two~~ |
| 5 | | 24 | ~~Henrich, Dr. Martin, von Basel, in Basel~~ | | ~~joint signature at two~~ |
| 5 | | 13 | ~~Imhof, Heinz P., von Freienwil, in Riehen~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Jeannet, Roland, von Travers, in Genève~~ | | ~~joint signature at two~~ |
| 5 | | 37 | ~~Kaufmann, Dr. Max, von Zürich, in Riehen~~ | | ~~joint signature at two~~ |
| 5 | | 13 | ~~Kindler, Dr. Hans, von Bolligen, in Sissach~~ | | ~~joint signature at two~~ |
| 5 | | 48 | ~~L'Eplattenier, Dr. François, von Les Geneveys-sur-Coffrane, in Hofstetten SO~~ | | ~~joint signature at two~~ |
| 5 | | 13 | ~~Mäder, Christoph, von Zürich, in Bottmingen~~ | | ~~joint signature at two~~ |
| 5 | | 52 | ~~Morris, Clive, britischer Staatsangehöriger, in Riehen~~ | | ~~joint signature at two~~ |
| 5 | | 39 | ~~Mostosi, Heinz, von Basel, in Hofstetten SO~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Pyott, David E.I., britischer Staatsangehöriger, in Bottmingen~~ | | ~~joint signature at two~~ |
| 5 | | 6 | ~~Reichenstein, Katharina, von Pratteln, in Basel~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Samo, Dr. Wolfgang, von Riehen, in Riehen~~ | | ~~joint signature at two~~ |
| 5 | | 13 | ~~Smolders, Walter, belgischer Staatsangehöriger, in Ettingen~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Syfrig, Bruno, von Horw, in Muttenz~~ | | ~~joint signature at two~~ |
| 5 | | 30 | ~~Tobler, Dr. Peter, von Ettingen und Thal, in Ettingen~~ | | ~~joint signature at two~~ |
| 5 | | 8 | ~~Wagnière, Daniel G., von Rueyres und Fey und Cologny, in Binningen~~ | | ~~joint signature at two~~ |
| 5 | | 10 | ~~von Wartburg, Prof. Dr. Walter P., von Aarburg, in Riehen~~ | | ~~joint signature at two~~ |
| 5 | | 25 | ~~Yorke, Brian Alan, von Altstätten, in Binningen~~ | | ~~joint signature at two~~ |
| 6 | | 10 | ~~Buehli, Anita, von Versam, in Basel~~ | | ~~joint signature at two~~ |
| 6 | | 72m | ~~Cheetham, Malcolm B., britischer Staatsangehöriger, in Münchenstein~~ | | ~~joint signature at two~~ |
| 6 | | | Eichhorn, Felix, von Basel, in Basel | | joint signature at two |
| 6 | | 77 | ~~Lindenberger, Guido, von Fehren, in Emmetten~~ | | ~~joint signature at two~~ |
| 6 | | 8 | ~~Note, François, französischer Staatsangehöriger, in Basel~~ | | ~~joint signature at two~~ |
| | 7 | 8m | ~~Vasella, Dr. Daniel L., von Poschiavo, in Binningen~~ | ~~president of the board of directors + delegate of the board of directors~~ | ~~joint signature at two~~ |
| | 8 | 60 | ~~Jetzer, Alexandre, von Basel und Lengnau AG, in Zug~~ | ~~member of the board of directors~~ | ~~without signing rights~~ |
| 8 | | 16m | ~~George, William W., Bürger der USA, in Minneapolis (MN USA)~~ | ~~member of the board of directors~~ | ~~without signing rights~~ |
| 8 | | 75 | ~~Zinkernagel, Prof. Dr. Rolf M., von Riehen, in Zumikon~~ | ~~member of the board of directors~~ | ~~without signing rights~~ |
| | 8 | 39 | ~~Sihler, Prof. Dr. Helmut, österreichischer Staatsangehöriger, in Pörtschach am Wörthersee (A)~~ | ~~vicepresident of the board of directors + delegate of the board of directors~~ | ~~joint signature at two~~ |
| | 8 | 60m | ~~Vasella, Dr. Daniel L., von Poschiavo, in Risch~~ | ~~president of the board of directors + delegate of the board of directors~~ | ~~joint signature at two~~ |

Basel, 05.09.2017 16:14

Continuation on the following page

# Commercial register of canton Basel-Stadt

| CHE-103.867.266 | Novartis AG | Basel | 9 |
|---|---|---|---|

All data

| In | Mo | Ca | Personal Data | Function | Signature |
|---|---|---|---|---|---|
| 59 | | 82 | ~~Bohrer, Andreas, von Kandersteg, in Schaffhausen~~ | | ~~joint signature at two~~ |
| 59 | | | Hiscock, Ian James, britischer Staatsangehöriger, in Gempen | | joint signature at two |
| 59 | | 63m | ~~Symonds, Jonathan, britischer Staatsangehöriger, in Basel~~ | | ~~joint signature at two~~ |
| | 60 | 71 | ~~Vasella, Dr. Daniel L., von Poschiavo, in Risch~~ | ~~president of the board of directors~~ | ~~joint signature at two~~ |
| | 60 | | Datar, Prof. Dr. Srikant, indischer Staatsangehöriger, in Weston (MA, USA) | member of the board of directors | joint signature at two |
| 62 | | 71m | ~~Vanni, Dr. Enrico, von Lausanne, in Monaco (MC)~~ | ~~member of the board of directors~~ | ~~joint signature at two~~ |
| | 62 | | von Planta, Dr. Andreas, von Basel und Susch, in Cologny | member of the board of directors | joint signature at two |
| | 62 | 65 | ~~Matti, Monika, von Saanen, in Zürich~~ | ~~secretary (out of the board)~~ | ~~joint signature at two~~ |
| | 63 | 76m | ~~Brokatzky-Geiger, Dr. Jürgen, deutscher Staatsangehöriger, in Lörrach (DE)~~ | ~~member of the management~~ | ~~joint signature at two~~ |
| | 63 | 73 | ~~Symonds, Jonathan, britischer Staatsangehöriger, in Basel~~ | ~~member of the management~~ | ~~joint signature at two~~ |
| | 63 | 65 | ~~Werlen, Dr. Thomas, von Zürich, in Aesch BL~~ | ~~member of the management~~ | ~~joint signature at two~~ |
| | 64 | 76 | ~~Henrich, Dr. Martin, von Basel, in Riehen~~ | | ~~joint signature at two~~ |
| 65 | | 66m | ~~Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zumikon~~ | | ~~joint signature at two~~ |
| 65 | | | Pamer-Wieser, Dr. Charlotte, von Neunkirch, in Herrliberg | secretary (out of the board) | joint signature at two |
| | 66 | 90m | ~~Ehrat, Dr. Felix Rudolf, von Lohn SH, in Zumikon~~ | ~~member of the management~~ | ~~joint signature at two~~ |
| 67 | | | Azar, Prof. Dr. Dimitri T, amerikanischer Staatsangehöriger, in Chicago (IL/US) | member of the board of directors | without signing rights |
| 69 | | | Racine, Riccarda, von Lamboing, in Adliswil | | joint signature at two |
| 69 | | | Reilly, Sean Francis, amerikanischer Staatsangehöriger, in Basel | | joint signature at two |
| 70 | | 78m | ~~Siddharth, Kaul, amerikanischer Staatsangehöriger, in Reinach BL~~ | | ~~joint signature at two~~ |
| | 71 | 72m | ~~Lehner, Dr. Ulrich, deutscher Staatsangehöriger, in Düsseldorf (DE)~~ | ~~president of the board of directors~~ | ~~joint signature at two~~ |
| | 71 | | Vanni, Dr. Enrico, von Lausanne, in Monaco (MC) | vicepresident of the board of directors | joint signature at two |
| 71 | | 88 | ~~Briner, Prof. Verena, von Pfungen, in Luzern~~ | ~~member of the board of directors~~ | ~~without signing rights~~ |
| 71 | | | Sawyers, Dr. Charles Lazelle, amerikanischer Staatsangehöriger, in New York (NY/US) | member of the board of directors | without signing rights |
| 71 | | | Winters, William Thomas, britischer Staatsangehöriger, in London (UK) | member of the board of directors | without signing rights |
| 72 | | | Reinhardt, Dr. Hans Jörg, deutscher Staatsangehöriger, in Ehrenkirchen (DE) | president of the board of directors | joint signature at two |
| | 72 | 82 | ~~Lehner, Dr. Ulrich, deutscher Staatsangehöriger, in Düsseldorf (DE)~~ | ~~vicepresident of the board of directors~~ | ~~joint signature at two~~ |
| | 72 | 83 | ~~Cheetham, Malcolm Barry, von Basel, in Liestal~~ | | ~~joint signature at two~~ |
| 73 | | | Kirsch, Harry Werner, deutscher Staatsangehöriger, in Therwil | member of the management | joint signature at two |
| 73 | | | Rehm, Christian Jakob, von Ruschein, in Muttenz | | joint signature at two |
| 73 | | | Götz Staehelin, Dr. Claudia, von Basel, in Riehen | | joint signature at two |
| 73 | | 86m | ~~Brupbacher, Dr. Oliver Mark, von Wädenswil, in Feusisberg~~ | | ~~joint signature at two~~ |
| 74 | | | Schubert Santana, Isabelle Andrea, von Altstätten, in Therwil | | joint signature at two |
| 76 | | | Baert, Steven Lodewijk Margareta Anna Katrien, belgischer Staatsangehöriger, in Arlesheim | member of the management | joint signature at two |
| | 76 | | Brokatzky-Geiger, Dr. Jürgen, deutscher Staatsangehöriger, in Lörrach (DE) | | joint signature at two |

Basel, 05.09.2017 16:14

Continuation on the following page

Excerpt from Commercial Register of Novartis Pharma AG:

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: 5 September 2017

NOVARTIS PHARMA AG

By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

By:	/s/ Katja Roth Pellanda
Name: Katja Roth Pellanda
Title: Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory